TASEKO TO RELEASE FIRST QUARTER 2012 RESULTS ON MAY 9, 2012

May 8, 2012, Vancouver, BC - Taseko (TSX: TKO; NYSE Amex: TGB) (the "Company") will release its first quarter 2012 results after market close on Wednesday, May 9, 2012.

The company will host a telephone conference call and live webcast on Thursday, May 10 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally. Accompanying presentation slides will be available to download at tasekomines.com.

Alternatively, a live webcast with the presentation slides can be accessed at tasekomines.com.

The conference call will be archived for later playback until May 17, 2012 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 66610761.

For further information on Taseko, please see the Company’s website tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.